February 11, 2010

Mr. John Hartz

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Mr. Andrew Schoeffler

Senior Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Ms. Lisa Haynes

Staff Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Ms. Era Anagnosti

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4631

100 F Street, N.E.

Washington, D.C. 20549-7010

Subject:	WMS Industries Inc.
Form 10-K for the fiscal year ended June 30, 2009 Form 10-Q for the period ended September 30, 2009 Definitive Proxy Statement on Schedule 14A filed October 27, 2009 File No. 001-08300

Dear Mr. Hartz and Schoeffler and Ms. Haynes and Anagnosti:

On behalf of WMS Industries Inc., (the “Company,” “We,” or “Us”), set forth below are the Company’s responses to the two additional comments of the Staff of the Securities and Exchange Commission (the “SEC Staff” or “Commission”) as set forth in the SEC Staff’s comment letter dated January 22, 2010.

For ease of reference, the headings and numbers of the responses set forth below correspond to the headings and numbers in the Staff’s comments. We have set forth below, in italics, the text of the SEC Staff’s comment prior to each response. Inasmuch as our response to comment 2 is quite brief, we have provided that response first.

DEFINITIVE PROXY STATEMENT FILED OCTOBER 27, 2009

Executive Compensation, page 21

Cash Bonus, page 25

Equity Compensation, page 27

SEC Staff Comment:

2.	Based on your response to comment six of our letter dated December 14, 2009, it appears that the target levels of equity compensation were based upon the compensation committee’s market analysis in consultation with Steven Hall & Partners. Your disclosure in the last paragraph of page 6 leaves out the reasons for Mr. Schweinfurth’s equity compensation target increase from 110% to 145%. Please advise.

Response:

Please be advised that Mr. Schweinfurth’s equity compensation target was never 110%. Rather it was initially set at 145% in 2007 based on the recommendation of our Compensation Committee and its consultant and has not changed since that date. The change from 110% to 145% to which the SEC Staff refers applies only to Messrs. Lochiatto and Pacey, as disclosed in our response to comment 6 of the SEC Staff’s letter dated December 14, 2009.

SEC Staff Comment:

1.	We note your response to both comments five and six of our letter dated December 14, 2009. We note that in both of your responses you make reference to certain matrices in helping you calculate the ultimate bonus or equity compensation amount; however, you do not disclose what these formulas are. In accordance with Item 402(b)(1)(v) of Regulation S-K, your CD&A you should discuss how you determined the amount, or in this case, the formula for each element of pay. Please advise.

We believe that the SEC Staff’s comment set forth immediately above suggests that our CD&A disclosure should describe in more detail (i) the components of both our annual cash bonus program and long-term equity-based performance unit program for our named executive officers; and (ii) how we selected those two performance based elements of our named executive officers compensation program and, in accordance with Item 402(b)(1)(v) of Regulation S-K, how we determined the amount (and, where applicable, the formula) for each of those elements.

We respectfully note our view that our disclosures in the CD&A section of our proxy statement and the supplemental disclosures we agreed to add in our future Proxy filings in our responses to the prior SEC Staff comment letters dated November 6, 2009 and December 14, 2009, when taken as a whole (collectively, “Our Disclosures”) describe, in all material respects these components of our executive compensation program as well as how we selected them and determined the amounts thereof. Nevertheless, in response to the SEC Staff’s further comment, we are proposing to make additional disclosures in our future CD&A as set forth below.

Our Disclosures describing the annual cash bonus amount for our named executive officers for fiscal 2009 provide the following information:

•

The performance metrics. We disclose that the performance-based cash bonuses were based upon our achieving pre-determined levels of revenues and earnings per share as approved by our Board of Directors and were derived from the actual amounts in our audited consolidated financial statements.

•

Levels of performance required to earn bonus. We disclose that the performance threshold goal (below which no cash bonus is earned) was revenues of $614 million and earnings per share of $1.10; that the performance target goal was revenues of $722 million and earnings per share of $1.38; and that the performance that would result in the maximum bonus was revenues of $852 million and earnings per share of $1.63.

•

Relationship of performance goals to our business plans and targets. We disclose that the revenue and earnings per share goals for fiscal 2009 were established based upon our fiscal 2009 business plan prepared by our management in the ordinary course and reviewed and approved by our Board of Directors. We also disclose that the cash bonuses had a minimum performance threshold of 85% of our 2009 target revenues and 80% of our 2009 target earnings per share, and that for our named executive officers to earn the maximum bonus, WMS would have to achieve both revenues and earnings in excess of 118% of our target amounts.

•

Actual and potential dollar amounts of cash bonus earned or earnable by our named executive officers. We disclose the dollar amount of cash bonuses awarded to each of our named executive officers for fiscal 2009 and the percentage of their base salaries represented by those bonuses. We further disclose that Mr. Gamache would have earned a cash bonus equal to 73% of his base salary if threshold goals were met, 100% of his base salary if target goals were met and 280% of his base salary if maximum goals were met or exceeded, and that Messrs. Edidin, Schweinfurth, Pacey and Lochiatto would have earned 50% of their base salaries if threshold goals were met, 85% of base salary for Mr. Edidin and 75% of base salary for the others if target goals were met and 225% of base salaries if the maximum goals were met or exceeded.

Our Disclosures describing the equity-based performance unit element of our long-term incentive program (“LTIP”) for our named executive officers for fiscal 2009 provide the following information:

•

The performance metrics. We disclose that the number of equity-based performance units issuable under our LTIP was based on pre-determined levels of revenues and free cash flow for the three years ended June 30, 2009. We disclose that revenues are derived from the actual amounts in our audited consolidated financial statements and that free cash flow is a Non-GAAP financial metric that we calculate as earnings before interest, taxes, depreciation and amortization, plus equity compensation cost, less income taxes paid, less capital expenditures and plus or minus changes in working capital.

•

Levels of performance required to earn restricted share units. We disclose that the performance threshold goal (below which no equity-based performance units are earned) was revenues of $1.347 billion and free cash flow of $121 million, and that the target goal was revenues of $1.925 billion and free cash flow of $241 million. In future filings, we will disclose the amounts that will result in the maximum payout percentage in our disclosures.

•

Relationship of performance goals to our business plans and targets. We disclose that the revenue and earnings per share goals for our LTIP were established based upon our three year business plan prepared by our management in the ordinary course and reviewed and approved by our Board of Directors in September 2006. We also disclose that no equity-based performance units will be issued if threshold goals are not met; a percentage from 10% to 99% of targeted equity-based performance units will be issued if the threshold goals are achieved up to but not including achieving target goals, 100% of targeted equity-based performance units would be issued if target goals are met and more than 100% of targeted equity-based performance units up to a maximum of 200% of the targeted equity-based performance units will be issued if the target goals are exceeded.

•

Actual and potential numbers of equity based performance units earned or earnable by our named executive officers. We disclose that LTIP grants made prior to fiscal 2009 (including the grant for the measurement period ending June 30, 2009) had a value of up to 200% of salary for Mr. Gamache, 145% of salary for Messrs. Edidin and Schweinfurth and 110% of salary for each of our other named executive officers and that 50% of that value was allocated to stock option grants vesting over three years and the other 50% of that value was allocated to the equity-based performance units with a measurement period covering the three year period ending June 30, 2009. We also disclose that each of our named executive officers received shares of common stock equal to 73.3% of the targeted equity-based performance units as a result of our achieving actual revenues of $1.896 billion and free cash flow of $180.7 million for the three-year period ended June 30, 2009.

Although we believe that the above summary supports our view that we have disclosed all material elements of our annual cash bonus and LTIP equity-based performance unit components of our compensation program, in response to the SEC Staff’s further comment, we will also disclose in our CD&A in future filings the following additional information (for illustration we have used fiscal 2009 amounts):

We have developed three separate tables for determining the annual cash bonuses payable to our named executive officers, one table applicable to our chief executive officer, one table applicable to our president, and the third table applicable to our other named executive officers. We have also developed a table for determining the number of shares of our common stock that may be issued under the equity-based performance units granted to our named executive officers under our long-term incentive plan. Each table has eleven levels of revenue on the horizontal axis beginning with the threshold goal amount with each succeeding level then increasing in revenue amount up to the maximum revenue amount. On the vertical access, each table has ten levels of 1) earnings per share for cash bonuses and 2) free cash flow for the equity-based performance units on the vertical axis beginning with the threshold goal amount with each succeeding level then increasing in amount up to the maximum amount. The payout percentage amounts included in the tables were subjectively determined by our Compensation Committee, after consultation with its compensation consultant and our management, and reflect a philosophy, reviewed and approved by the Board, that the incentive amounts payable should be more heavily weighted toward achievements exceeding our target goals than to achievements between our performance threshold goals and our target goals. For example, the table applicable to our chief executive officer’s cash bonus for fiscal 2009 provides that achieving but not exceeding the threshold revenue goal ($614 million) and earnings per share goal ($1.10) would have resulted in our chief executive officer receiving a bonus of 73% of his base salary; achieving target performance goals of $722 million in revenues (an increase of $108 million, or 18%, over threshold goals), and $1.38 in earnings per share (an increase of $0.28 per share, or 25%, over threshold goals) would have resulted in our Chief Executive Officer receiving a cash bonus of 100% of salary (an increase of 27% of his salary over the threshold cash bonus of 73% of his salary), while achieving a comparable increase of $108 million of revenue and $0.28 per share above the target goals would have resulted in a cash bonus of 280% of his salary (an increase of 180% of his salary over the target cash bonus of 100% of his salary) thereby better rewarding performance for high achievement. By having the percentage of salary paid as a cash bonus increasing only 27% for performance at the target goals compared to the threshold goals but then having the percentage of salary paid as a cash bonus increasing by 180% for achieving maximum goals compared to target goals demonstrates our philosophy of rewarding our named executive officers with a higher level cash bonus for superior financial performance. We believe constructing the performance tables to provide higher rewards for exceeding targeted goals best aligns our named executive officers’ interests with the interests of our stockholders. The cash bonus tables for our other named executive officers although having different maximum earnings potential utilize a similar approach of rewarding exceptional performance more than targeted performance.

Our table for payment of equity-based performance units granted under our long-term performance plan utilizes a comparable approach, rewarding extraordinary performance over the three-year period in excess of target goals more than for performance between the threshold goals and the target goals.

The tables used for determination of our performance-based compensation were not designed with mathematical formulas. Rather, as indicated above, the tables were subjectively constructed to provide significantly higher rewards for performance above target goals than for achievement between the threshold goals or target goals.

Our Disclosures describing how we selected the structure and amounts of the performance-based components of our named executive officer compensation program reflected in the tables provide the following information:

•

Performance Based Compensation is Part of Overall Compensation Program. We disclose that the annual cash bonus and equity-based performance unit element of our LTIP are integral components of our executive compensation program.

•

Review of Comparator Company Compensation. We disclose that our Compensation Committee together with its outside compensation consultant retained by our Compensation Committee analyzed whether the amounts and structure of our executive compensation program (including the annual cash bonus and equity-based performance unit component of our LTIP) was appropriate compared to compensation provided by the comparator companies identified in our Proxy Statement and relative to various management positions within our company.

•

Consideration of Accounting and Tax Impact. We disclose that in addition to its outside compensation consultant, the Compensation Committee consulted with our Chief Executive Officer and Chief Financial Officer to obtain their perspectives on our compensation structure and on the accounting and tax ramifications of different compensation structures.

•

Structure and Amount of Compensation. We disclose that the Compensation Committee, with the assistance of its compensation consultant, recommended and the Board approved the form of compensation for the named executive officers and the amounts allocated to each. The forms were chosen from among those generally used by other public companies and that fit, in the views of our Compensation Committee, the needs of our company including the annual cash bonus and the equity-based performance unit component of our LTIP.

•

Incentive Philosophy. We disclose that the amounts that could be earned in total and as allocated among the forms of compensation were considered by our Compensation Committee and our Board to be appropriate to incentivize our named executive officers to perform at a high level and to align their interests with the interests of stockholders. We disclose that the tables were designed to provide substantially higher rewards for exceeding target goals compared to achieving results between the minimum threshold goals and target performance goals.

•

Mix of Compensation. We disclose that we determined that each of our named executive officers has a high degree of influence on our performance and therefore was provided a lower percentage of compensation as fixed or short term and a greater percentage of compensation that is variable or longer term based upon the growth of our stock price or dependent on individual performance or our company’s performance compared to other members of our executive team, and we provided a table which indicates the allocation of total compensation expense that was variable and fixed.

Although we believe that the above summary supports our view that we have disclosed in all material respects how we selected the structure and amounts of the performance-based components of our named executive officers compensation program reflected in the tables, in response to the SEC Staff’s further comment, we will also disclose in future filings the following additional information in our CD&A:

Our Compensation Committee received recommendations from its compensation consultant, and sought the views of our Chief Executive Officer and our Chief Financial Officer, regarding the structure and amounts of the performance-based components of our named executive officers compensation program, including the specific tables to be used for determining the annual cash bonus and equity-based performance units that would be earned by our named executive officers for each level of performance at and above the minimum threshold goals thru the maximum goals. Based upon that input and our business plans for the applicable fiscal years, which were prepared by our management in the ordinary course and approved by our Board of Directors, the Compensation Committee recommended, and the Board reviewed and approved each of our cash bonus and equity-based performance unit tables. In making such recommendations, the Compensation Committee took into consideration, and made subjective decisions with respect to the minimum threshold goals to be achieved before any bonus or equity-based performance units would be earned, the target goals and maximum goals and the scaling of payments such that the tables reward achievements in excess of targeted goals much more favorably than the achievement between threshold goals and target goals. For example, the table applicable to our chief executive officer’s cash bonus for fiscal 2009 provides that the percentage of salary paid as a cash bonus increases only 27% for performance at the target goals compared to the threshold goals but for achieving maximum goals compared to target goals the percentage of salary paid as cash bonus increases by 180%. This demonstrates our philosophy of rewarding our named executive officers with a higher-level cash bonus for superior financial performance. We believe establishing the performance tables to provide higher rewards for exceeding targeted goals best aligns our named executive officers interests with the interests of our stockholders. The cash bonus tables for our other named executive officers although having different maximum earnings potential utilize a similar approach of rewarding exceptional performance more than targeted performance. Our table for payment of equity-based performance units granted under our long-term performance plan utilizes a comparable approach, rewarding extraordinary performance over the three year period in excess of target goals more than for performance between the threshold goals and the target goals.

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Conclusion:

We acknowledge that:

We are responsible for the adequacy and accuracy of the disclosure in our filings;

SEC Staff Comments or changes to disclosure in response to SEC Staff Comments do not foreclose the Commission from taking action with respect to the filing; and

We may not assert SEC Staff Comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Should you have any questions or comments concerning this response to your comment letter, please contact either Scott Schweinfurth (direct telephone 847-785-3760, direct fax number 847-785-3790), or John McNicholas, Jr. (direct telephone 847-785-3182, direct fax number 847-785-3782).

Sincerely,

/s/ Scott D. Schweinfurth

Scott D. Schweinfurth

Executive Vice President,

Chief Financial Officer and

Treasurer

/s/ John P. McNicholas, Jr.

John P. McNicholas, Jr.

Vice President,

Controller and

Chief Accounting Officer